                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_] Preliminary Proxy Statement            [_] Confidential, for Use of the
                                               Commission Only (as permitted by
[ ] Definitive Proxy Statement                 Rule 14a-6(e)(2))

[_] Definitive Additional Materials

[X] Soliciting Material Pursuant to (S)240.14a-11(c) or (S)240.14a-12


                                 Shoney's, Inc.
    ------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)



Payment of Filing Fee (Check the appropriate box):

[X] No Filing Fee Required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

    --------------------------------------------------------------------------

    (2) Aggregate number of securities to which transaction applies:

    --------------------------------------------------------------------------

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    --------------------------------------------------------------------------

    (4) Proposed maximum aggregate value of transaction:

    --------------------------------------------------------------------------

    (5) Total fee paid:

    --------------------------------------------------------------------------

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

    --------------------------------------------------------------------------

    (2) Form, Schedule or Registration Statement No.:

    --------------------------------------------------------------------------

    (3) Filing Party:

    --------------------------------------------------------------------------

    (4) Date Filed:

    --------------------------------------------------------------------------

Notes:

                       SHONEY'S SHAREHOLDERS' COMMITTEE

                    --------------------------------------



                             MONTGOMERY SECURITIES

                            The Power of Growth/SM/


                Investment Banking, Brokerage, Asset Management



                                   JUNE 1997

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
TABLE OF CONTENTS



                                                             EXHIBIT
                                                             -------

     COMPANY PERFORMANCE AND INDUSTRY TRENDS                    I

     RESULTS UNDER CURRENT BOARD
     AND MANAGEMENT OF COMPANY                                  II

     ACTION PLAN/PROPOSED SOLUTION                              III

     WHAT THE SHAREHOLDERS SHOULD DO                            IV


This document contains forward looking statements that may involve risks and uncertainties as well as statements regarding the business and operations of Shoney's, Inc. ("Shoney's") based on the belief of the Shoney's Shareholders' Committee. These statements include the intent, belief or current expectations of the Shoney's Shareholders' Committee with respect to, among other things:
(i) the financial prospects of Shoney's, (ii) Shoney's operating strategy,
(iii) trends in the restaurant industry, and (iv) the Shoney's Shareholders' Committee's proposed action plan. Such statements are not guarantees of future performance, and actual results may differ materially.

                                   EXHIBIT I


                   ========================================

                    COMPANY PERFORMANCE AND INDUSTRY TRENDS

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
HISTORICAL VIEW



                    SHONEY'S HISTORY UNDER PRIOR MANAGEMENT
                    ---------------------------------------

          . SHONEY'S HERITAGE AS AN INNOVATOR
               -    BREAKFAST BAR
               -    SALAD BAR
               -    CURB-SIDE SERVICE TO COFFEE SHOP


          . HISTORICAL CONSUMER PERCEPTION
               -    GOOD QUALITY AND VARIETY
               -    GOOD PRICE/VALUE
               -    FAST EFFICIENT SERVICE

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
HISTORICAL VIEW



                    SHONEY'S HISTORY UNDER PRIOR MANAGEMENT
                    ---------------------------------------

          . HISTORY OF STRONG GROWTH CONTINUING
            INTO THE LATE 80'S

          . GREAT CUSTOMER CULTURE

          . LONGEVITY OF MANAGEMENT AT ALL LEVELS

          . CONSECUTIVE QUARTERS OF EPS GROWTH

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
CONSUMER PREFERENCES



                          CHANGING DEFINITION OF VALUE


     [GRAPH WITH "PRICE" AS THE VERTICAL AXIS AND "QUALITY" AS THE HORIZONTAL AXIS. GRAPH SHOWS "SHONEY'S RESTAURANTS" POINTING TOWARD LOWER PRICE AND QUALITY AND "CONSUMER PREFERENCES" POINTING TOWARD HIGHER PRICE AND QUALITY.]

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
CONSUMER PREFERENCES



                         CHANGING DEFINITION OF QUALITY


                     [ARROW POINTING FROM LEFT TO RIGHT.]


         FOOD           FOOD            FOOD                FOOD
                       SERVICE        SERVICE             SERVICE
                                     ATMOSPHERE          ATMOSPHERE
                                                       ENTERTAINMENT

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
OUR VIEW OF CURRENT SITUATION



                         OUR VIEW OF CURRENT SITUATION
                         -----------------------------


          . BECAUSE SHONEY'S HAS NOT EVOLVED TO MEET CHANGING CONSUMER
            PREFERENCES THE COMPANY IS NO LONGER AN ALTERNATIVE FOR MANY
            CUSTOMERS

          . AS A RESULT, SHONEY'S APPEAL IS TO A NARROWER CUSTOMER BASE

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
OUR VIEW OF CURRENT SITUATION



                         OUR VIEW OF CURRENT SITUATION
                         -----------------------------


          . THE COMPANY HAS LOST TOUCH WITH ITS CUSTOMER BASE
            -    FOOD QUALITY AND SERVICE HAVE BEEN DRAMATICALLY REDUCED
            -    SHONEY'S CONCEPT IS MISDIRECTED AND OUTDATED

          . AS A RESULT, COMPETITORS ARE OUTPERFORMING SHONEY'S

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
CRACKER BARREL SERVES THE CUSTOMER BETTER



--------------------------------------------------------------------------------
                        CRACKER BARREL               SHONEY'S
                        --------------               --------

                     1991    1996     (%)     1991     1996      (%)
                    ------  ------  -------  ------  --------  -------

SALES/1/            $300.2  $943.3  214.2%   $917.6  $1,099.7   19.8%

AVG VOLUME/2/       $3.095  $3.870  25.0%    $1.559  $1.498     (3.9%)

# OF UNITS/3/       106     257     142.5%   775     844        8.9%

EPS/4/              $0.44   $1.19   170.5%   $0.90   $0.65     (27.8%)
--------------------------------------------------------------------------------


---------------------
/1/  Cracker Barrel's sales include restaurant and gift shop sales.
/2/ Average volume for Cracker Barrel includes restaurant and gift shop sales. Average volume for Shoney's includes only Shoney's concept and company owned unit.
/3/ Units for Shoney's includes Shoney's concept and company operated and franchised units combined.
/4/  Excludes extraordinary items and special charges.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
COMPETITION OUTPERFORMING SHONEY'S - DECLINE IN OPERATING MARGINS RELATIVE
  TO COMPETITION



--------------------------------------------------------------

              OPERATING MARGINS              1990   1996
                                             -----  -----
--------------------------------------------------------
    Shoney's, Inc.                           12.7%   7.3%
--------------------------------------------------------
    Cracker Barrel Old Country Store, Inc.   10.9%  12.2%

    Bob Evans Farms, Inc.                    10.9%   8.7%

    Applebee's Int'l, Inc.                    6.5%  14.2%

    Perkins' Family Restaurants               9.3%   7.4%

    IHOP                                     12.1%  22.3%

    Denny's (Flagstar)                        8.4%   9.7%
--------------------------------------------------------------

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
COMPETITION OUTPERFORMING SHONEY'S - SALES



                 SALES                      1990      1996    % Change
                                          --------  --------  --------
Shoney's, Inc.                            $  929.5  $1,099.7    18.3%

Cracker Barrel Old Country Store, Inc.    $  225.5  $  943.3   318.3%

Bob Evans Farms, Inc.                     $  322.3  $  590.1    83.1%

Applebee's Int'l, Inc.                    $   51.2  $  413.1   706.4%

Perkin's Family Restaurants               $  169.5  $  252.8    49.1%

IHOP                                      $   97.3  $  190.1    95.4%

Denny's (Flagstar)                        $1,407.0  $1,257.0   (10.7%)




*Sales figure for Cracker Barrel includes restaurant and gift shop sales. Sales figure for Bob Evans includes restaurant segment only. Shoney's 1990 sales figures are as originally reported; not restated for the 1995 divestiture of certain lines of business. Applebee's 1990 sales figures are as originally reported; not restated for the 1994 Pub Ventures merger, or the 1995 acquisition of Rio Bravo Cantina.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
COMPETITION OUTPERFORMING SHONEY'S - DECLINING COMPARABLE STORE SALES INDEXED



     Comparable-Store Sales Indexed       1990(1)   1996
                                          -----     -----

Shoney's, Inc.                            100.0      96.4

Cracker Barrel Old Country Store, Inc.    100.0     145.5

Bob Evans Farms, Inc.                     100.0     116.5

Applebee's Int'l, Inc.                    100.0     136.7

Perkin's Family Restaurants               100.0     112.3

IHOP                                      100.0     124.0

Denny's (Flagstar)                        100.0     104.6




(1) Base indexed year for Denny's is 1992.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
COMPETITION OUTPERFORMING SHONEY'S - DECLINING AVERAGE VOLUMES (1)



            AVERAGE VOLUME                 1990     1996     % Change
                                          ------   ------    --------
Shoney's, Inc.                            $1.538   $1.498     (2.6%)

Cracker Barrel Old Country Store, Inc.    $2.801   $3.870     38.2%

Bob Evans Farms, Inc.                     $1.392   $1.586     13.9%

Applebee's Int'l, Inc.                    $1.518   $2.099     38.3%

Perkin's Family Restaurants               $1.340   $1.576     17.6%

IHOP                                      $0.630   $0.942     49.5%

Denny's (Flagstar)                        $1.209   $1.313      8.6%




(1) Average volumes for Cracker Barrel includes restaurant and gift sales, for Shoney's includes only the Shoney's concept and company owned units, for Bob Evans includes the restaurant segment only, for Applebee's includes only the Applebee's concept and company operated units, for Perkin's includes company owned units, for IHOP includes company-operated units only, and for Denny's includes only company-operated units and the Denny's concept.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
COMPETITION OUTPERFORMING SHONEY'S - DECLINING EPS



                 E.P.S.                   1990   1996   % Change
                                          -----  -----  --------
Shoney's, Inc.                            $0.73  $0.65   (11.0%)

Cracker Barrel Old Country Store, Inc.    $0.32  $1.19   271.9%

Bob Evans Farms, Inc.                     $0.51  $0.76    49.0%

Applebee's Int'l, Inc.                    $0.13  $1.22   838.5%

Perkin's Family Restaurants               $1.31  $1.30    (0.8%)

IHOP                                      $0.53  $1.95   267.9%

Denny's (Flagstar)                         n/a    n/a     n/a






*EPS figure for Bob Evans includes the restaurant segment only. Shoney's 1990 EPS figure is as originally reported; not restated for the 1995 divestiture of certain lines of business. Applebee's 1990 EPS figure is as originally reported; not restated for the 1994 Pub Ventures merger, or the 1995 acquisition of Rio Bravo Cantina. Excludes extraordinary items and special charges.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
INDEXED STOCK PRICE COMPARISON:  SHONEY'S VS. BOB EVAN'S, APPLEBEE'S,
CRACKER BARREL, PERKIN'S FAMILY RESTAURANT, IHOP - 1994-PRESENT*



     [GRAPH WITH "INDEXED PRICE" ON VERTICAL AXIS AND TIME ON THE HORIZONTAL AXIS. GRAPH SHOWS SHONEY'S INDEXED STOCK PRICE COMPARED TO CRACKER BARREL, BOB EVANS, APPLEBEE'S, PERKIN'S FAMILY RESTAURANT AND IHOP BETWEEN DECEMBER 31, 1993 AND MAY 28, 1997. GRAPH SHOWS SHONEY'S STOCK PRICE BELOW CRACKER BARREL, BOB EVANS, APPLEBEE'S, PERKIN'S FAMILY RESTAURANT AND IHOP FOR MOST OF THE PERIOD.]



*As of 6/2/97.
Source:  FactSet.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
OUR VIEW OF CURRENT SITUATION



          . SHONEY'S CURRENTLY FACES LONG TERM OBSTACLES THAT THREATEN THE
            ORGANIZATION'S HEALTH AND VIABILITY

          . RECENT STRATEGIC AND OPERATIONAL DECISIONS HAVE EXACERBATED THE
            SITUATION

          . IMMEDIATE ACTION MUST BE TAKEN TO ASSURE A FUTURE FOR THE COMPANY

                                   EXHIBIT II

              ===================================================

             RESULTS UNDER CURRENT BOARD AND MANAGEMENT OF COMPANY

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
CURRENT BOARD AND MANAGEMENT - DECLINING AVERAGE SALES PER STORE
  (DOLLARS IN MILLIONS)



     [BAR GRAPH SHOWING AVERAGE PER STORE SALES FOR SHONEY'S AND CAPTAIN D'S FOR 1993 THROUGH 1996 COMPARED WITH THE CASUAL DINING SEGMENT. SALES WERE $1.59 AND $0.71 FOR SHONEY'S AND CAPTAIN D'S, RESPECTIVELY, IN 1993; $2.43, $1.54 AND $0.73 FOR THE CASUAL DINING SEGMENT, SHONEY'S AND CAPTAIN D'S, RESPECTIVELY, IN 1994; $2.27, $1.48 AND $0.74 FOR THE CASUAL DINING SEGMENT, SHONEY'S AND CAPTAIN D'S, RESPECTIVELY, IN 1995 AND; $2.04, $1.36 AND $0.76 FOR THE CASUAL DINING SEGMENT, SHONEY'S AND CAPTAIN D'S, RESPECTIVELY, IN 1996.]



Figures in millions.
Source:  J.C. Bradford Research Reports
*1996 figure includes the 166 Shoney's units and 67 Captain D's units acquired from TPI Enterprises on 9/9/96 and prorated accordingly.

**Casual Dining Segment includes Pargo's, Fifth Quarter and Barbwire's. Detailed information not available for 1993.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
CURRENT BOARD AND MANAGEMENT - DECREASING OPERATING MARGINS AT SHONEY'S
 DIVISION



     [BAR GRAPH SHOWING OPERATING MARGINS FOR SHONEY'S BETWEEN 1993 AND 1996. OPERATING MARGINS WERE 11.8% IN 1993, 11.6% IN 1994, 6.3% IN 1995 AND 4.6%
     IN 1996.]



Source:  J.C. Bradford Research Reports

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
CURRENT BOARD AND MANAGEMENT - DECREASING EARNINGS PER SHARE



     [BAR GRAPH SHOWING EARNINGS PER SHARE FOR SHONEY'S BETWEEN 1993 AND 1996. EARNINGS PER SHARE WAS $1.35 IN 1993, $1.43 IN 1994, $0.47 IN 1995 AND
     $0.65 IN 1996.]



*Excludes extraordinary items and special charges.

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
OUR VIEW OF CURRENT BOARD AND MANAGEMENT FAILURES



          . IMMEDIATE ACTION MUST BE TAKEN
            TO ASSURE A FUTURE FOR OUR INVESTMENT

          . TIME IS RUNNING OUT

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
OUR VIEW OF CURRENT BOARD AND MANAGEMENT OF THE COMPANY - STRATEGIC FAILURES



     [CHART INDICATING THAT "MANAGEMENT FAILURES IMPACT SHONEY'S PERFORMANCE." EACH OF THE FOLLOWING ITEMS HAVE AN ARROW POINTING TO THE CENTER BUBBLE WHICH READS "MANAGEMENT FAILURES IMPACT SHONEY'S PERFORMANCE": "FOCUS ON COST-CUTTING AS OPPOSED TO INCREASING STORE SALES"; "USE OF POOR QUALITY RAW MATERIALS IN FOOD PRODUCTS"; "TPI AND OTHER FRANCHISE RESTAURANTS PURCHASED"; "REMODEL PLAN IS PROVING TO BE TOTALLY INEFFECTIVE AND A DRAIN ON FINANCIAL RESOURCES"; "INCREASED MENU ITEMS HAS RESULTED IN OPERATIONAL COMPLEXITY AND POOR EXECUTION"; "SUPERVISORY PLAN HAS NOT PROVEN TO BE EFFECTIVE" AND; "COMPENSATION PLAN FOR OPERATIONAL MANAGEMENT HAS RESULTED IN CONFUSION AND TURNOVER."]

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
OUR VIEW OF BOARD AND MANAGEMENT'S LACK OF LEADERSHIP



                              OPERATIONS FAILURES

                  . FOOD QUALITY HAS DECLINED
                    DRAMATICALLY

                  . MISGUIDED FOCUS ON COST
                    CUTTING

                  . REMODELING W/O UPGRADING
                    QUALITY

                  . TOO MANY MENU ITEMS

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
OUR VIEW OF BOARD AND MANAGEMENT'S LACK OF LEADERSHIP



                              FINANCIAL FAILURES

                        .  POOR DISPOSAL OF MANY
                           STORES

                        .  ALIENATION OF FRANCHISEES
                           AND LARGE SHAREHOLDERS

                        .  TPI AND OTHER FRANCHISEE
                           ACQUISITIONS

SHONEY'S SHAREHOLDERS' COMMITTEE

-------------------------------------------------------------------------------
OUR VIEW OF BOARD AND MANAGEMENT'S LACK OF LEADERSHIP



                              MARKETING FAILURES

                          . NO APPARENT STRATEGIC
                            PLAN

                          . LACK OF CONSISTENT CONCEPT THEME

                          . LACK OF QUALITY IMAGE WITH CUSTOMER

                          . EYE OFF CUSTOMER FOR LAST
                            5-6 YEARS

                          . POOR ADVERTISING
                            CAMPAIGN

                                  EXHIBIT III

                  ===========================================

                         ACTION PLAN/PROPOSED SOLUTION

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
RAY SCHOENBAUM BACKGROUND



          . STARTED IN THE RESTAURANT BUSINESS WITH SHONEY'S

          . SUCCESSFUL HISTORY AS WENDY'S FRANCHISEE

          . FOUNDER AND ORIGINATOR OF RIO BRAVO CONCEPT

          . INVOLVEMENT IN TURNAROUND OF MAX & ERMA'S AS LARGEST SHAREHOLDER AND
            BOARD MEMBER

          . MEMBER OF THE APPLEBEE'S BOARD OF DIRECTORS

          . FOUNDER OF RAY'S ON THE RIVER RESTAURANT

          . ACQUISITION AND TURNAROUND OF SQUIRREL COMPUTER COMPANY

          . MEMBER OF SHONEY'S FOUNDING FAMILY WITH SIGNIFICANT OWNERSHIP

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
RAY SCHOENBAUM BACKGROUND



                         SUCCESSFUL WENDY'S FRANCHISEE
                         -----------------------------


          . GREW WENDY'S FRANCHISEE TO IN EXCESS OF 30 UNITS
            (RESTAURANTS SYSTEMS, INC.)


          . SOLD RSI RESTAURANTS TO WENDY'S IN 1985 FOR
            APPROXIMATELY $40 MILLION

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
RAY SCHOENBAUM BACKGROUND



                          SUCCESSFUL RIO BRAVO CONCEPT
                          ----------------------------


          . CONCEIVED AND GREW RIO BRAVO TO 16 RESTAURANTS

          . AVG. SALES VOLUME IN EXCESS OF $3.5 MILLION

          . AVG. ANNUAL SAME STORE SALES GROWTH OF 4.8%*

          . SOLD RIO BRAVO TO APPLEBEE'S IN 1995 FOR $70 MILLION



*DURING PERIOD 1990-1995

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
ACTION PLAN / PROPOSED SOLUTION



     [CHART WITH ARROWS FROM "SCHOENBAUM ACTION PLAN" POINTING TO "OPERATING SOLUTIONS," "MARKETING SOLUTIONS" AND "FINANCIAL SOLUTIONS."]

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
ACTION PLAN/PROPOSED SOLUTION


OPERATIONS



          . FOCUS CORPORATE CULTURE BACK ON THE CUSTOMER

          . REDUCE MANAGER TURNOVER

          . ENHANCE FOOD QUALITY AND REDUCE MENU ITEMS

          . REPOSITION CONCEPT SO IT IS MORE CONTEMPORARY

          . ENHANCE INFORMATION TECHNOLOGY SYSTEMS

          . RATIONALIZE USE AND ECONOMICS OF FOOD BAR

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
ACTION PLAN/PROPOSED SOLUTION


CONCEPT POSITIONING / MARKETING



          . FUTURE CHANGES BASED ON THOROUGH UNDERSTANDING OF CUSTOMER
            PREFERENCES

          . USE OF QUALITY BRAND NAMES TO ENHANCE IMAGE AND
            EXPAND CUSTOMER BASE

          . MAKE ALL ASPECTS OF THE CONCEPT INTERNALLY CONSISTENT WITH ENHANCED
            POSITIONING

          . MAKE FRANCHISEES PARTNERS IN THE MARKETING EFFORT

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
ACTION PLAN / PROPOSED SOLUTION


FINANCIAL



          . RENEWED FOCUS ON IMPROVING SAME STORE SALES VOLUMES

          . IMPROVE OPERATING MARGINS

          . ADDRESS CURRENT DEBT STRUCTURE

          . STRENGTHEN FINANCIAL CONTROLS

          . USE RE-FRANCHISING STRATEGY TO STRENGTHEN ENTIRE SYSTEM

                                   EXHIBIT IV

              ==================================================

                        WHAT THE SHAREHOLDERS SHOULD DO

SHONEY'S SHAREHOLDERS' COMMITTEE

--------------------------------------------------------------------------------
WHAT THE SHAREHOLDERS SHOULD DO - TAKE ACTION IN FAVOR OF SCHOENBAUM PLAN



                          ADOPT SCHOENBAUM ACTION PLAN


                    ---------------------------------------
                      STEP 1.  CALL A SPECIAL MEETING TO
                               REPLACE CURRENT BOARD
                    ---------------------------------------


                    ---------------------------------------
                      STEP 2.  ELECT SCHOENBAUM BOARD
                               NOMINEES AT AUGUST 19TH
                               SPECIAL MEETING
                    ---------------------------------------



                                                                             36